BAKER & MCKENZIE

東京青山・青木法律事務所

Tokyo Aoyama Aoki Law Office
Baker & McKenzie
Attorney at Foreign Law Office
Registered Associated Offices
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com


05006979

FILE No. 82-5176

March 23, 2005

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Calgary
Caracas
Chicago
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

VIA AIR MAIL

Office of International C
Division of Corporation I
Securities and Exchange
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Fuji Television Network, Incorporated
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Fuji Television Network, Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English translations of the documents which contents were announced by the Company:

- Notice of Results of Tender Offer (dated March 8, 2005);
- Notice of Revision of Dividend Forecast for the Fiscal Year ending March 31, 2005 (dated March 15, 2005);
- Notice of Regarding Acceptance of Stock Acquisition Rights from Nippon Broadcasting System, Inc. (dated March 15, 2005);
- Notice of Underwriting of Third-Party Capital Increase from Sankei Building Co., Ltd. (dated March 15, 2005) and
- Notice of Foreign Ownership of Our Shares (dated March 16, 2005).

Yours truly,

Kunio Aoki

Encl.
cc: Fuji Television Network, Incorporated

March 8, 2005

To Whom It May Concern:

Company Name: Fuji Television Network, Incorporated
Name of Representative: Koichi Murakami, President
(Stock Code No.: 4676, Tokyo Stock Exchange, 1st Section)
Direct your queries to: Corporate Planning DEPT., Executive Officer Kazunobu Iijima
(Tel: +81-3-5500-8888)

Notice of Results of Tender Offer

Fuji Television Network, Incorporated ("the Offeror") announced today the results of the tender offer completed on March 7, 2005. Pursuant to resolutions of the Board of Directors at a meeting held on January 17, 2005, the Offeror conducted a tender offer for the shares of Nippon Broadcasting System, Incorporated ("the Target") that commenced on January 18, 2005. The results of the tender offer are set forth below.

1. Summary of Tender Offer (announced on January 17, 2005)

(1) Name and Address of the Offeror	Fuji Television Network, Incorporated 2-4-8, Daiba, Minato-ku, Tokyo 137-8088, Japan
(2) Name of the Target:	Nippon Broadcasting System, Incorporated
(3) Type of Shares to be Purchased:	Common Shares
(4) Tender Offer Period:	January 18, 2005 (Tuesday) through March 7, 2005 (Monday) (49 days)
(5) Purchase Price:	5,950 yen per share

2. Results of Tender Offer

(1) Status of Tender:

Total Number of Shares Planned to be Purchased	4,135,341 shares
Number of Shares Planned to be Purchased	4,135,341 shares
Number in excess of Number Planned to be Purchased	no shares
Total Number of Shares Tendered	7,896,354 shares
Total Number of Shares Purchased	7,896,354 shares

(2) Condition Based on Item 1 of Paragraph 4 of Article 27-13 of the Securities and Exchange Law of Japan:

As stated in the "Tender Offer Circular," if the total number of tendered shares is less than the Number of Shares Planned to be Purchased (4,135,341 shares), none of the tendered shares would be purchased, and if the total number of tendered shares is more than the Number of Shares Planned to be Purchased, all of the tendered shares would be purchased. Since the Total Number of Shares Tendered is 7,896,354 shares, the Offeror will purchase all of the tendered shares.

(3) Status of Purchases:

Total Number of Applicant Shareholders	Total Number of Shares Tendered	Total Number of Shares Purchased	Total Number of Shares Not Purchased
285	7, 896,354 shares	7, 896,354 shares	no shares

(4) Calculation in case of Purchase of Shares on Pro Rata Basis: N/A

(5) Number of Shares Held and Ownership Ratio After Tender Offer:

Number of Shares Held Prior to tender Offer: 4,064,660 shares (Ownership Ratio 12.39%)

Number of Shares After Tender Offer: 11,961,014 shares (Ownership Ratio 36.47%)

(Note1) Ownership Ratio is calculated based on the total number of the issued shares (32,800,000 shares) of the Target as of September 30, 2004.

(Note2) Figures are rounded off to two decimal places.

(6) Funds required for Tender Offer: 46,983,306,300 yen

3. Procedures and Commencement Date of Settlement

(1) Names and Locations of the Head Office of Securities Firms or Banks Handling the Settlement:

Daiwa Securities SMBC Co. Ltd. (TOB Agent) : 8-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo

Daiwa Securities Co., Ltd. (TOB Sub-agent) : 6-4, Otemachi 2-chome, Chiyoda-ku, Tokyo

(2) Commencement Date of Settlement: March 15, 2005 (Tuesday)

(3) Settlement Procedures:

A notice of purchase will be sent without delay after the completion of the Tender Offer Period to the address of each applicant shareholder (in case of a foreign shareholder, to the address of his/her standing agent).

Payment for purchase of the shares will be made in cash. The purchase price will, without delay after the commencement date of settlement, be remitted by the TOB Agent or the TOB Sub-agent to the place designated by each applicant shareholder, or paid at the head office or any of the domestic branch offices of the TOB Agent or the TOB Sub-agent where the application for the tender offer was accepted in accordance with the instructions of each applicant shareholder.

4. Place the Registration Statement is Available for Public Inspection

Fuji Television Network, Incorporated : 2-4-8, Daiba, Minato-ku, Tokyo

Tokyo Stock Exchange, Inc. : 2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

5. Prospects after Tender Offer

The effects on the consolidated finance position of the Offeror as a result of the purchases in this tender offer will be limited.

March 15, 2005

To whom it may concern:

Company name: Fuji Television Network, Inc.
Stock listing: Tokyo Stock Exchange Code number: 4676
For further information, please contact: Masao Sakai, Senior Executive Managing Director, Investor Relations Department
Telephone: +81-3-5500-8258

Notice of Revision of Dividend Forecast for the Fiscal Year Ending March 31, 2005

Fuji Television Network Inc, at a meeting of its Board of Directors held March 15, 2005, decided to revise its forecast for year-end dividends per share for the fiscal year to March 31, 2005. Details of the revision are provided below.

1. Reasons for Revision of Dividend Forecast

As announced in its press release of January 17, 2005, "Notice of Commencement of Tender Offer," the Company will revise its dividend policy to aggressively promote the Group's future capital and financial strategies, and from the standpoint of providing shareholder returns commensurate with business performance. The dividend payout ratio for the current fiscal year will be approximately 50%, and the Company will continue to enhance shareholder returns in subsequent periods.

2. Details of the Revision

	Interim	Year-end	Full Year
Previous forecast (November 18, 2004)	¥600	¥600	¥1,200
Revised forecast	¥600	¥4,400	¥5,000
Previous year (reference)	¥600	¥1,400	¥2,000

The Company's shares were split two-for-one on May 20, 2004. Considering the split ratio, the previous year's dividends were ¥300 (interim), ¥700 (year-end) and ¥1,000 (full year).

– End of document –

(Translation)

March 15, 2005

Dear Sirs:

Name of listed company:	Fuji Television Network, Incorporated
Representative:	Koichi Murakami President and Representative Director
Code No.:	No. 4676 1st section of Tokyo Stock Exchange
Person to contact:	Kazunobu Iijima Executive Officer and General Manager of Corporate Planning Dept. Tel: 03-5500-8888 (Key)

Notice Regarding Acceptance of Stock Acquisition Rights from Nippon Broadcasting System, Inc.

Nippon Broadcasting System Inc. (NBS) decided to issue stock acquisition rights to the Fuji Television Network, Incorporated (the "Company") on February 23, 2005.

Fuji Television regards the decision by NBS to be beneficial to the 21st century capital and business strategies of both the Company and the Fujisankei Communications Group. After careful consideration, the Company decided at a meeting of its Board of Directors held on March 15, 2005 to accept the stock acquisition rights.

The stock acquisition rights by NBS has been blocked by a temporary injunction requested by Livedoor Co., Ltd., and one other party, and the matter is currently still in litigation. The decision to accept the stock acquisition rights is conditional upon the legality of the issue of stock acquisition rights, including whether the temporary injunction will be in effect on March 24, 2005.

(For reference)

Overview of the issue of stock acquisition rights

1.	Number of stock acquisition rights:	4,720
2.	Total value:	¥15,872,090,320 (¥3,362,731 per share)
3.	Subscription date:	Wednesday, March 23, 2005
	Payment date:	Thursday, March 24, 2005
	Exercise period:	Friday, March 25, 2005 to Friday, June 24, 2005

- End -

(Translation)

March 15, 2005

Dear Sirs:

Name of listed company: Fuji Television Network, Incorporated

Representative: Koichi Murakami
President and Representative Director

Code No.: No. 4676
1st section of Tokyo Stock Exchange

Person to contact: Kazunobu Iijima
Executive Officer and General Manager of Corporate Planning Dept.
Tel: 03-5500-8888 (Key)

Notice of Underwriting of Third-Party Capital Increase from Sankei Building Co., Ltd.

Fuji Television Network Inc, at a meeting of its Board of Directors held on March 15, 2005, decided to underwrite the third-party capital increase approved by Sankei Building Co., Ltd. (8809; TSE, OSE First Section) on March 14, 2005. Details of the capital increase are provided below.

1. Overview of Sankei Building's Third-Party Capital Increase
   (1) Number of shares to be issued: 13,000,000 common shares
   (2) Issue price per share: ¥718 per share
   (3) Total value of issue: ¥9,334 million
   (4) Subscription date: March 30, 2005
   (5) Payment date: March 30, 2005
   (6) Planned allocation and number of shares: Fuji Television Network, Inc.; 13,000,000 shares
2. Details of the Capital Increase Underwriting
   (1) Number of shares: 13,000,000 common shares
   (2) Price: ¥9,334 million (¥718 per share)
   (3) Schedule:

March 15, 2005	Decision of the Board of Directors
March 30, 2005	Subscription date
March 30, 2005	Payment date

3. Effect on Consolidated Business Results

The underwriting of the capital increase will have no effect on the Company's consolidated business results for the fiscal year to March 31, 2005.

- End -

FILE No. 82-5176

(Translation)

March 16, 2005

Dear Sirs:

Name of listed company:	Fuji Television Network, Incorporated
Representative:	Koichi Murakami President and Representative Director
Code No.:	No. 4676 1st section of Tokyo Stock Exchange
Inquiries to be directed to:	Tsuyoshi Habara General Manager of Finance Dept. (Tel: 03-5500-8888)

Notice of Foreign Ownership of Our Shares

Notice is hereby given that as of March 15, 2005, the percentage of voting rights in respect of issued shares held by foreigners (including those listed in items 1 through 3 of paragraph 1 of Article 5 of the Radio Law of Japan; the same applies hereinafter) to the total voting rights in respect of all issued shares of the Company was as described below:

Description

Percentage of foreign ownership as of March 15, 2005

Number of issued shares held by foreigners (Number of issued shares with voting rights held by foreigners [A])	397,791.0 shares (397,791.0 shares)
Total number of issued shares (Total number of issued shares with voting rights [B])	2,548,608.4 shares (2,135,207.0 shares)
Percentage of foreign ownership [A/B x 100 (with the third decimal place rounded upward or downward, as the case may be)]	18.63%

(For reference)

Under the Radio Law of Japan, if any foreigner (including any person of non-Japanese nationality, any foreign corporation, any foreign government or any foreign association) holds 20% or more of the total voting rights in respect of issued shares in a radio broadcasting station, its license shall be revoked. Hence, in such case, such station will be entitled to reject any application for registration of a transfer of shares in the register of shareholders by such any foreigner, in accordance with paragraph 1 of Article 52-8 of the Broadcasting Law of Japan.

Under the provisions of paragraph 2 of Article 52-8 of the Broadcasting Law and paragraphs 2 and 3 of Article 17-3 of the Regulations for the Enforcement of the Broadcasting Law, if the percentage of voting rights in respect of issued shares held by foreigners to the total voting rights in respect of all issued shares is 15% or more, the radio broadcasting station shall be obligated to give public notice thereof.

- END -